AllianceBernstein Municipal Income Fund II	Exhibit 77D
811-07618



77D - Policies with respect to security investment


At a Special Meeting of the Board of Trustees of AllianceBernstein Municipal Income Fund II ("AMIF II")
(formerly known as Alliance Municipal Income Fund II) held on October 23, 2002, the Trustees of AMIF II approved a proposal to amend the Fund's non-fundamental investment policy to permit the Fund to enter into swaps, caps or floors (collectively, "swap transactions") with counterparties who have credit ratings of at least A (or the equivalent) from any one nationally recognized statistical rating organization ("NRSRO") or whose performance is guaranteed by an entity with such a rating.
Prior thereto, as a matter of non-fundamental policy, the Fund entered into swap transactions only with counterparties rated in the highest rating category of at least one NRSRO.